Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 1, 2011
Item 3	News Release The news release dated February 1, 2011 was disseminated through Marketwire’s Combined Canadian and US Timely Disclosure Network, UK Media and Analysts.
Item 4
Summary of Material Change

Silver Standard Resources Inc. (“Silver Standard” or the “Company”) announces that the balance of a convertible promissory note (the “Convertible Note”) issued by Pretium Resources Inc. (“Pretium”) to the Company was automatically converted in accordance with its terms on January 31, 2011. The conversion resulted in the issuance to Silver Standard of 3,625,500 common shares of Pretium (the “Pretium Shares”) at a deemed price of $6.00 per Pretium Share. Following this issuance, Silver Standard owns 36,163,333 Pretium Shares, representing 42.3% of the issued and outstanding Pretium Shares.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 1, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Guy Davis, Corporate Counsel and Assistant Corporate Secretary 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of February, 2011

February 1, 2011	News Release 11-4

SILVER STANDARD ANNOUNCES AUTOMATIC CONVERSION OF
CONVERTIBLE PROMISSORY NOTE ISSUED BY PRETIUM RESOURCES INC.

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ:SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announces that the balance of a convertible promissory note (the “Convertible Note”) issued by Pretium Resources Inc. (“Pretium”) to the Company was automatically converted in accordance with its terms on January 31, 2011. The conversion resulted in the issuance to Silver Standard of 3,625,500 common shares of Pretium (the “Pretium Shares”) at a deemed price of $6.00 per Pretium Share. Following this issuance, Silver Standard owns 36,163,333 Pretium Shares, representing 42.3% of the issued and outstanding Pretium Shares.

The Convertible Note was issued to the Company in connection with the acquisition by Pretium of the Snowfield and Brucejack projects and related assets. Of the original principal amount of the Convertible Note, $18 million was previously repaid by Pretium from the aggregate gross proceeds of the exercise of an over-allotment option granted to the underwriters in connection with Pretium’s initial public offering.

Silver Standard does not have any present intention to acquire ownership of, or control over, additional securities of Pretium. It is the intention of Silver Standard to evaluate its investment in Pretium on a continuing basis and such holdings may be increased or decreased in the future.

Silver Standard is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Certain information otherwise required to be included in this news release has been omitted on the basis that it is included in the report filed by the Company pursuant to National Instrument 62-104. A copy of that report may be obtained from Michelle Romero at 1-888-338-0046.

Silver Standard’s address for the purposes of NI 62-103 is 1400 – 999 West Hastings Street, Vancouver, BC, V6C 2W2.

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, those relating to the Company’s intentions regarding its interest in Pretium. Such risks and uncertainties include, but are not limited to, the future performance of the Company and of Pretium.  The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

(SOURCE: Silver Standard Resources Inc.)

Contact:

Silver Standard Resources Inc.
Michelle Romero
Communications Director
N.A. Toll Free: 1-888-338-0046 or Direct: (604) 484-8216
Email: invest@silverstandard.com
www.silverstandard.com